PUBLIC

17016457

M ... SION

Section

MAR 01 2017

Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 68287

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wren Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sansome Street Suite 3500
(No. and Street)

San Francisco, CA 94104
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Celeste Moye 415-672-0559
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raines and Fischer LLP
(Name – *if individual, state last, first, middle name*)

555 Fifth Avenue Suite 901	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary Paeng, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wren Capital LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO, MANAGING PARTNER

Title

SEE ATTACHMENT

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 2017, by Mary Paeng

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


GUERRERO
ION # 2029118
PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXPIRES JUNE. 15, 2017

(Seal) Signature [signature]

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Wren Capital LLC:

We have audited the accompanying financial statements of Wren Capital LLC (a California Limited Liability Company), which comprise the statement of financial condition as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements and supplemental information including the statement regarding changes in liabilities subordinated to claims of general creditors. Management of Wren Capital LLC is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Wren Capital LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule of Computation of Net Capital and Statement of Changes in Liabilities Subordinated to Claims of General Creditors has been subjected to audit procedures performed in conjunction with the audit of Wren Capital LLC's financial statements. The supplemental information is the responsibility of the management of Wren Capital LLC. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule of Computation of Net Capital and Statement of Changes in Liabilities Subordinated to Claims of General Creditors is fairly stated, in all material respects, in relation to the financial statements as a whole.



New York, New York
February 28, 2017

WREN CAPITAL LLC
Statement of Financial Condition
December 31, 2016

ASSETS

Cash	$	78,646
Fees Receivable		14,000
Furniture and Equipment, net of accumulated depreciation of $ 12,504		5,910
Total Assets	$	98,556

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Commissions Payable		500
Due to Member		616
Other Liabilities		46,580
Total Liabilities		47,696
Member's Equity		50,860
Total Liabilities and Member's Equity	$	98,556

The accompanying notes are an integral part of these financial statements.